

June 4, 2015

Via Email
Zhan Chen
Wilson, Sonsini, Goodrich & Rosati P.C.
Jin Mao Tower, 38F Unit 03-04
88 Century Boulevard
Shanghai 200121
The People's Republic of China

> **Re:** **Shanda Games Ltd**
> **Schedule 13E-3 filed May 5, 2015**
> **Filed by Shanda Games Ltd., Capitalhold Ltd., Ningxia Yilida Capital**
> **Investment Limited Partnership, et al.**
> **SEC File No. 5-85045**

Dear Ms. Chen:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your filing.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please include Mr. Yingfeng Zhang as a filer on the Schedule 13E-3. We note that Mr. Zhang is the Company's acting chief executive officer, and is also affiliated with several of the filing persons on the Schedule 13E-3 and entities that will control the Company after the merger. He is expected to be a director of the Surviving Corporation. Please provide all of the disclosure required by Schedule 13E-3 as to Mr. Zhang individually.

2. See our last comment above. Include Shanghai Yingfeng Investment Management Company Limited as a filer on the Schedule 13E-3. We note that Shanghai Yingfeng is a limited liability company controlled by Mr. Yingfeng Zhang and the general partner of filers Ningxia Yilida and Zhengjun Investment.

3. Explain why Mr. Shoalin Liang is not included as a filer on the schedule 13E-3. We note that Mr. Liang is a director of the Company and is also a vice general manager of filer and member of the Buyer Group Ningxia.

4. Explain why Mr. Lijun Lin is not included as a filer on the Schedule 13E-3. We note that Mr. Lin is a director of the Company and was affiliated with an affiliate of filer Orient Hongtai and Orient Hongzhi as recently as April 16, 2015. Your analysis should explain any current relationship between Mr. Lin and any existing filer on the Schedule 13E-3.

5. Explain why Shanda Interactive is not a filer on the Schedule 13E-3. We note the disclosure that Shanda Interactive was previously a member of the Buyer Group was the Company's indirect controlling shareholder as of November 2014. We also note the affiliation between Mr. Yingfeng Zhang and Shanda Interactive.

6. On a supplemental basis and with a view to possible further disclosure, explain the affiliation between former chairman of the Board Tianqiao Chen and any of the filers on the Schedule 13E-3. We note that Mr. Chen is an affiliate of Shanda Interactive which was itself a controlling shareholder of the Company and was involved in a prior consortium seeking to buy the Company which culminated in the current Merger proposal.

7. Provide more details about the "contingent equity awards to be granted to certain game producers" of the Company after the Merger. Since the equity awards are mentioned in a section entitled "Interests of the Company's Executive Officers and Directors in the Merger," are these individuals officers or directors of the Company? What is the range of individual equity awards to be granted under the September 2014 commitment letters? (we note the disclosure on page 58 that they total $13 million in the aggregate). Your analysis should address whether by virtue of such continuing equity interest in the Surviving Corporation and their existing positions with the Company, such individuals should be included as filers on the Schedule 13E-3.

Litigation Related to the Merger, page 11

8. We note that the hearing on Kilometre's application for summary judgment before the Hong Kong court is scheduled to be heard on July 8, 2015 and that Kilometre is seeking summary judgment against the Company for consulting fees of $39,229,944.32. Discuss the potential impact on the Company and the Merger is Kilometre is successful in its claim.

9. See our comment above. Please supplementally provide the pleadings (English translations if applicable) in the above matter.

Special Factors, page 22

10. It would appear the Kilometre is an outside party within the meaning of Item 1015 of Regulation M-A. As such, all reports or opinions of such party (including oral reports or opinions) must be summarized in the disclosure document (see Item 1015(b)(6) and you must provide all of the disclosure as to Kilometre required by Item 1015(b)(1)-(5).).

11. See the disclosure on page 20 in the last paragraph. Clarify whether the authority granted to the Special Committee by the Board included the authority to recommend that the Company remain independent.

12. Summarize the oral or other reports provided by Merrill Lynch between March 2014 and September 2014. See Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A.

13. We note the disclosure that various members of the Buyers Group purchased Class A ordinary shares from Shanda SDG and other affiliates of the Company during 2014. See the disclosure on pages 23-24 of the disclosure document. Tell us why these were not the first in a series of steps in this going private transaction. See Rule 13e-3(a)(3).

14. Refer to page 24. Explain the reasons for the withdrawal of Primavera, Perfect World, FountainVest and Carlyle form the Buyer Group on September 2014. To the extent that any affiliates of these entities are affiliated with existing filers on the Schedule 13E-3, please explain this in the disclosure document.

15. Summarize the discussions on September 16, 2014 of Merrill Lynch's preliminary views on the then-proposed merger consideration.

16. Refer to the disclosure in the fourth paragraph on page 26 that because two filers on the Schedule 13E-3 own in the aggregate approximately 69% of the total voting power of the outstanding ordinary shares, the vote of the necessary two-thirds majority needed to approve the Merger is assured. This should be highlighted earlier in the disclosure document (along with the fact that members of the Buyers Group in the aggregate own over 90% of the outstanding ordinary shares) including in the Summary section where you discuss the vote required to approve the Merger and the interests of affiliates in the transaction.

17. Summarize the "other recent developments with respect to the Buyer Group" that were discussed on February 17, 2015.

18. Summarize Merrill Lynch's discussions with the Special Committee on March 31, 2015 regarding the fairness of the consideration to be paid in the Merger, in light of the new projected financial information it had recently received from the Company.

<u>Purposes of and Reasons for the Merger – The Company, page 48</u>

19. Expand to address specifically the reasons for the timing of the transaction from the perspective of the Company.

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about these comments or your filings to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Xiaoxi Lin, Esq. (via email)